Exhibit 10(a)(1)



DeAM wishes to voluntarily adopt the Senior Fund Officer Code to demonstrate the Firm's commitment to acknowledging the responsibility of applicable senior officers of the Funds to exhibit the highest possible level of ethical and honest behavior on behalf of the Funds beneficial shareholders.

The Senior Fund Officer Code has been reviewed by the counsels to the various funds' boards and comments have been incorporated accordingly. We recommend that the Board approve the DeAM Principal Executive Officer and Principal Financial Officers Code of Ethics, which is attached for your review.

BACKGROUND

On January 27, 2003, the Securities and Exchange Commission released a final rule on the disclosure required under Section 406 of the Sarbanes-Oxley Act of 2002. The rule, as it applies to registered management investment companies, requires (in summary) the following actions:

[X] A registered management investment company must disclose annually whether it has adopted a code of ethics that applies to the company's principal executive officer and senior financial officers that is reasonably designed to promote ethical conduct.
[X] If no code of ethics has been adopted, the disclosure must state reasons for the deficiency.
[X] The code must be available to the public in one of the following three formats:
[X]  Attached as an exhibit to the annual report on Form N-CSR
[X] Posted on an Internet site, as long as the Internet address and intention is disclosed in the annual report on Form N-CSR
[X] Stated in the annual report on Form N-CSR that a copy of the code of ethics will be provided to any person upon request, free of charge.
[X] Changes to and waivers from the code relating to any of the applicable officers must be disclosed within five business days of the change or waiver through form N-CSR or on an Internet site. If the latter method is used, the annual Form N-CSR must disclose the Internet address and the change/waiver information must be made available for twelve months.

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The final rules define the term "code of ethics" as written standards that are reasonably designed to deter wrongdoing and to promote:

[X] Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

[X] Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Commission and in other public communications made by the registrant;

[X]  Compliance with applicable governmental laws, rules, and regulations;

[X] Prompt internal reporting to an appropriate person or persons identified in the code of violations of the code; and

[X]  Accountability for adherence to the code.


RELATIONSHIP TO EXISTING CODES OF ETHICS

The Senior Fund Officer Code of Ethics is separate and distinct from the existing Deutsche Bank Americas Code of Professional Conduct and the DeAM Codes of Ethics adopted under Rule 17j-1. While the Senior Fund Officer Code could be included in the codes of ethics adopted under Rule 17j-1, DeAM has decided to separate them. The two codes are designed to address different types of conduct and apply to different groups of people.

The Rule 17j-1 codes of ethics address unethical conduct related to the personal trading activities of a Fund's access persons, which applies to a broad group of people.

The Senior Fund Officer Code applies only to the Funds' senior officers, as it addresses unethical conduct related to the president and treasurer's activities in financial disclosure and compliance matters.

Lastly, the codes have different disclosure rules. As mentioned above, any waiver under the senior officer code must be disclosed publicly, while waivers under the Rule 17j-1 Code, which can be relatively common, do not.



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